10025632 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2010
Washington, DC
122

SEC FILE NUMBER
8-67582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wolfensohn Advisors, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Avenue of the Americas, Suite 2900
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Britton (212) – 974-1435
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Marc Britton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wolfensohn Advisors, L.L.C., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

SARRAH MAEVE WESTON
Notary Public - State of New York
No. 01WE6195204
Qualified in Kings County
Certificate Filed in New York County
My Commission Expires October 20, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wolfensohn Advisors, L.L.C.
(A Development Stage Company)
Statement of Financial Condition
December 31, 2009

Assets		
Cash	$	33,675
Other assets		982
Total assets	**$**	**34,657**
Liabilities and Members' Equity		
Liabilities		
Accrued expenses and other liabilities	**$**	**5,885**
Commitments and contingencies		
Members' equity, including deficit accumulated during the development stage of $91,228		**28,772**
Total liabilities and members' equity	**$**	**34,657**

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Wolfensohn Advisors, L.L.C. (the "Company") (a development stage company) was organized on February 16, 2007 under the laws of the State of New York. The Company is a registered broker-dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. On September 21, 2007, the Company became a member of the Financial Industry Regulatory Authority.

The Company has been in the development stage since its formation on February 16, 2007. The Company will engage in merger and acquisition transactions.

As a limited liability company, each member's liability is limited to amounts reflected in his respective account.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
As a limited liability company, the Company is not liable for federal or state income taxes. Each member is responsible to report separately his distributive share of Company income or loss to tax authorities. The Company is, however, subject to the New York City unincorporated business tax.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Working Capital Contributions
The members intend to continue to provide working capital to meet operational and regulatory requirements.

3. Related Party

A related party owned by the Company's members entered into an administrative service agreement whereby expenses incurred on behalf of the Company will be paid by the related party and reimbursed by the Company. This agreement provides for administrative support, rent, telecommunication and other general services to be allocated in accordance with the agreement.

4. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital to the greater of $5,000 or 1/15 of aggregate indebtedness as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2009, the Company had net capital, as defined, of $27,790 which was $22,790 in excess of its required net capital of $5,000. Aggregate indebtedness at December 31, 2009 was $5,885. The ratio of aggregate indebtedness to net capital was .21 to 1.

5. Income Taxes

Deferred income taxes reflect the tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss and tax credit carryforwards.

The Company has a deferred tax asset of approximately $ 3,600 as of December 31, 2009 as a result of unused net operating loss carryforwards. A full valuation allowance of approximately $3,600 was established at December 31, 2009 to eliminate the deferred tax benefit due to the uncertainty of the realization of the tax benefit.

The valuation allowance increased approximately $1,600 during the year ended December 31, 2009.

At December 31, 2009, the Company's available unused net operating losses that may be applied against future taxable income will expire as follows:

Year of expiration		
2027	$	22,600
2028		26,400
2029		42,000
	$	**91,000**

6. Subsequent Events

The Company has evaluated subsequent events through February 22, 2010, the date this financial statement was available for issuance.

* *

The Company's Statement of Financial Condition as of December 31, 2009 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

Independent Auditors' Report

To the Board of Directors
Wolfensohn Advisors, L.L.C.

We have audited the accompanying statement of financial condition of Wolfensohn Advisors, L.L.C. (the "Company") as of December 31, 2009, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Wolfensohn Advisors, L.L.C. at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

New York, NY
February 22, 2010

Wolfenson Advisors, L.L.C.

1350 Avenue of the Americas
29th Floor
New York, New York 10019

****

STATEMENT OF FINANCIAL CONDITION
(DEVELOPMENT STAGE COMPANY)
DECEMBER 31, 2009

****